Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Elsie Chan	Mike Wong
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES INTERIM RESULTS;
SEMI-ANNUAL DIVIDENDS

(HONG KONG, SEPTEMBER 23, 2004) — Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today the interim results for the six months ended June 30, 2004 prepared in accordance with the generally accepted accounting principles in the United States of America and the payment of a semi-annual dividend.

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automotive Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”) and Shenyang Jindong Development Co., Ltd. (“Jindong”) (together the “Group”) in the first six months of 2004 were Rmb3,857.5 million (US$465.9 million), representing a 23.7% decrease from Rmb5,053.5 million (US$610.3 million) for the same period in 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and Zhonghua sedans.

Shenyang Automotive sold a total of 31,416 minibuses in the first half of 2004, representing a 12.5% decrease from the 35,924 minibuses sold during the same period in 2003. Of these vehicles sold, 28,335 were Mid-priced Minibuses, representing a 10.2% decrease from 31,568 units sold during the same period in 2003. Unit sales of the Deluxe Minibus decreased by 29.3% from 4,356 units in the first six months of 2003 to 3,081 units for the same period in 2004. Shenyang Automotive sold 8,400 Zhonghua sedans in the first half of 2004, representing a 45.8% decrease from 15,498 sedans sold during the same period in 2003.

Unaudited cost of sales decreased 19.7% from Rmb3,802.9 million (US$459.3 million) in the first six months of 2003 to Rmb3,054.2 million (US$368.9 million) for the same period in 2004. This decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in the first six months of 2004. Cost of sales as a percentage of sales was 79.2% for the first half of 2004, compared to 75.3% for the first half of 2003. The overall gross profit margin of the Group decreased from 24.7% for the first half of 2003 to 20.8% for the same period in 2004, as a result of the lower gross profit margin of minibuses and Zhonghua sedans due to the decrease in average selling prices resulting from the change in product mix of the minibuses and the decrease in sales volume of Zhonghua sedans.

Unaudited selling expenses decreased 21.0% from Rmb276.8 million (US$33.4 million), representing 5.7% of sales in the first half of 2003, to Rmb218.8 million (US$26.4 million), representing 5.5% of sales for the same period in 2004. The decrease was primarily due to the decrease in warranty costs in relation to Zhonghua sedans in the first half of 2004 as there were one-off extended warranties offered by the Group in 2003. Unaudited general and administrative expenses decreased by 4.5% from Rmb393.3 million (US$47.5 million) in the first half of 2003 to Rmb375.6 million (US$45.4 million) for the same period in 2004. The decrease in general and administrative expenses was mainly due to the decrease in stock-based compensation partially offset by the increase in research and development costs in the first half of 2004.

Unaudited net equity in earnings of associated companies and jointly controlled entities increased 25.3% from Rmb107.9 million (US$13.0 million) in the first half of 2003 to Rmb135.2 million (US$16.3 million) for the same period of 2004. The increase was mainly due to the contribution of profit from BMW Brilliance Automotive Ltd., the Group’s 49%-indirectly owned jointly controlled entity, in the first half of 2004. BMW Brilliance Automotive Ltd. has commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and has sold sedans since the fourth quarter of 2003. A total of 4,983 BMW sedans were sold in the first half of 2004.

Unaudited other income, net increased by 72.9% from Rmb21.4 million (US$2.6 million) in the first half of 2003 to Rmb37.0 million (US$4.5 million) for the same period in 2004. The increase was primarily due to the decrease in other operating expenses in the first half of 2004.

Unaudited income before income taxes and minority interests decreased 53.0% to Rmb307.4 million (US$37.1 million) for the first half of 2004 from Rmb654.6 million (US$79.1 million) for the first half of 2003. Unaudited income taxes decreased 36.9% to Rmb59.7 million (US$7.2 million) for the first half of 2004 from Rmb94.6 million (US$11.4 million) for the first half of 2003, as a result of the decrease in taxable income of the Group in the first half of 2004. The effective tax rate increased from 14.5% for the first half of 2003 to 19.4% for the first half of 2004. The increase was mainly due to the expiration of the tax preferential period of a subsidiary starting in 2004.

As a result, unaudited net income decreased 20.8% to Rmb351.0 million (US$42.4 million) for the first half of 2004 from Rmb443.4 million (US$53.5 million) for the first half of 2003. Unaudited basic earnings per ADS were US$1.16 for the first half of 2004, representing a 20.5% decrease from US$1.46 in the first half of 2003. Unaudited diluted earnings per ADS were US$1.09 for the first half of 2004, representing a 25.3% decrease from US$1.46 in the first half of 2003.

Mr. Wu Xiao An, Chairman of the Company, said “The competition in the automotive sector is expected to intensify in the second half of 2004 due to the recent decrease in the rate of growth of demand for automobiles in China. The Group will continue to take proactive marketing and operational measures with the aim of ensuring future profitability and positive returns for our shareholders. We believe that the growth and future of the Group very much depends on the prosperity and growth trends in China, in which we have full and utmost confidence.”

On September 23, 2004, the Board of Directors declared the payment of a cash dividend of HK$0.005 per ordinary share of the Company’s common stock (US$0.064 per ADS). The dividend will be paid on or before October 21, 2004 to holders of record on October 15, 2004.

** ** ** ** **

The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired an indirect interest in two automotive components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since July 2003.

In April 2002, the Company established an indirect 75.5%-owned subsidiary, Shenyang Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.

In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.

In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 70.7%. The relevant government approval was not yet obtained as of June 30, 2004.

** ** ** ** **

Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb8.28. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.8. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with generally accepted accounting principles in the United States of America.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003

(Expressed in thousands of Rmb, except for share and ADS data)

	For the six months ended
	2004		2003
	(unaudited)		(unaudited)
Sales to third parties		2,698,914		4,246,559
Sales to affiliated companies		1,158,565		806,972

		3,857,479		5,053,531
Cost of sales		(3,054,240)		(3,802,889)

Gross profit		803,239		1,250,642
Selling expenses		(218,796)		(276,805)
General and administrative expenses		(375,603)		(393,320)
Interest expense		(100,907)		(74,566)
Interest income		27,200		19,452
Equity in earnings of associated companies and jointly controlled entities, net		135,242		107,851
Other income, net		37,038		21,386

Income before income taxes and minority interests		307,413		654,640
Income taxes		(59,697)		(94,645)
Minority interests		103,257		(116,625)

Net income		350,973		443,370

Basic earnings per share in Rmb	Rmb	0.0957	Rmb	0.1209

Basic earnings per share in US$	US$	0.0116	US$	0.0146

Basic earnings per ADS in US$	US$	1.16	US$	1.46

Diluted earnings per share in Rmb	Rmb	0.0901	Rmb	0.1209

Diluted earnings per share in US$	US$	0.0109	US$	0.0146

Diluted earnings per ADS in US$	US$	1.09	US$	1.46

Weighted average number of shares outstanding		3,668,390,900		3,666,052,900

Weighted average number of ADSs outstanding		36,683,909		36,660,529

Net income adjusted for the diluted effect of convertible bonds		361,582		443,370

Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds		4,014,393,659		3,666,052,900

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds		40,143,937		36,660,529

The calculation of basic earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented.

The calculation of diluted earnings per share (ADS) is based on i) the net income adjusted for the accrued interest expense related to the convertible bonds and amortization of deferred expenses incurred in connection with the issuance of convertible bonds; and ii) weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised and all the convertible bonds were converted into ordinary shares.

The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).